

Mail Stop 6010

February 27, 2008

Mr. Michael Prince
Chief Executive Officer
Signature Eyewear, Inc.
498 North Oak Street
Inglewood, CA 90302

> **Re: Signature Eyewear, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2007**
> **File No. 000-23001**

Dear Mr. Prince:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2007

Notes to Financial Statements, page 29

Note 6. Shareholders' Equity, page 38

1.   We note that you issued warrants to purchase 300,000 shares of common stock in connection with the issuance of 300,000 shares of common stock during fiscal 2007. Please revise future filings to disclose the material terms of outstanding warrants and to disclose your accounting for outstanding warrants. As appropriate, include disclosure of how you determine the value of the outstanding warrants.

Exhibit 31.1 and 31.2

2.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) and Section 1350 of Title 18 of the United States Code are not dated.   Please amend the entire filing to include currently dated certifications filed pursuant to Item 601(b)(31) and (32) of Regulation S-K.

        As appropriate, please amend your October 31, 2007 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

                We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Prince
Signature Eyewear, Inc.
February 27, 2008
Page 3

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                        Sincerely,

                        Kevin Vaughn
                        Branch Chief